Mail Stop 4561

July 19, 2007

Paul Borja
Chief Financial Officer
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, Michigan 48098

      RE: **Flagstar Bancorp, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 1, 2007
              Form 10-Q for the Quarterly Period Ended March 31, 2007 Filed
              May 8, 2007
              File No. 001-16577

Dear Mr. Borja,

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 3

Flagstar Credit Corporation, page 7

      1. Please revise here and elsewhere, as appropriate, to provide an expanded discussion of the certain performance guarantees on certain pools of loans underwritten and originated by your home lending operation. Include quantification of your total exposure under these agreements, losses to date,

> how you measure and account for your exposure and the effect of this exposure on your financial statements. Alternatively, if true, disclose that these operations are immaterial to your consolidated operations. If that is the case, please provide us with the information that we requested be disclosed in support of your assertion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Secondary Market Reserve, page 28

2. Please revise here and elsewhere, as appropriate, to provide an expanded discussion of the customary representations and warranties made to purchasers of your loans, including how long they are in place from the date of sale. Discuss industry practice in enough detail to enable investors to understand what customary practices are. Please include quantification of your total exposure at the end of each period presented.

3. Please revise here and in the footnotes to the financial statements to disclose the authoritative basis on which you rely in determining the appropriateness of recording subsequent adjustments to this reserve in the other fees and charges line item in the income statement. Revise MD&A and Note 19 to the financial statements to discuss the facts and circumstances resulting in what appear to be material changes to the original estimates as disclosed in Note 19. Clarify to which periods the changes in your original estimates relate.

Provision for Loan Losses, page 31

4. Noting the significant increase in the provision and in the allowance for loan losses as a percentage of loans held for investment, please revise to provide an expanded discussion of the period-to-period changes in your provision and allowance. As part of this analysis please revise to discuss changes and trends in the asset quality of your loan portfolios and explain how those changes have affected your provision and allowance. Your analysis should provide sufficient detail to allow investors to clearly understand the level of your provision for loan loss recorded during the periods presented and the related trends.

Net Gain on Loan Sales, page 33

5. Please revise to explain why you believe the presentation of the total gain on loans sold provides meaningful information for investors, including why you adjust the net gain on loan sales for each of the components identified in determining this measure. Refer to paragraph (e)(1)(i)(B) of Item 10 of Regulation S-K.

6. Considering that the accounting and continuing interest in each activity is different, please revise to provide disaggregated disclosure of the results on operations of your whole loan sales and your loan securitizations.

Net Loss on Securities Available for Sale, page 34

7. Please revise to disclose the facts and circumstances resulting in the $6.1 million other than temporary impairment recognized on the 2005 securitization, including how you identified and measured it and how management considered whether there was impairment of the remaining investment in this securitization. In your revisions, please specifically discuss how this portfolio deteriorated so quickly and the timing of your impairment recognition. We note that you recorded other than temporary impairments on this securitization in the first, third and fourth quarters of 2006.

Repurchased Assets, page 44

8. Please revise to provide disaggregated disclosure of loan repurchases for whole loan sales and securitizations. Also, reconcile the amounts disclosed as repurchased in 2006 and 2005 to the activity in the secondary market reserve as disclosed in Note 19 to the financial statements.

9. Please revise the Business section and elsewhere as appropriate to provide separate discussions of your specific obligations to repurchase assets under whole loan sale agreements and under securitizations.

10. Please revise to clarify your disclosure that you repurchased $68.4 million and $56.5 million in non-performing loans in 2006 and 2005, respectively, and that the principal balance of these repurchased assets totaled $9.6 million and $13.6 million at December 31, 2006 and 2005, respectively. It is not clear whether you are referring to repurchased loans or repurchased assets and what contributed to the decrease in the disclosed amounts.

Liquidity and Capital Resources, page 50

11. Please revise this section to quantify the amount of dividends that can be paid by the banking subsidiaries to the company without prior banking regulatory approval.

Borrowings, page 50

12. Please revise to clarify how you were able to borrow amounts in excess of 50% of your adjusted assets from the FHLB. Also, noting that you appear to maintain the maximum borrowings allowed from the FHLB at anytime, please more fully discuss other sources of liquidity, particularly since it appears you rely on these borrowings to fund loan growth, without which you cannot generate liquidity through loan sales or loan principal repayments.

Financial Statements

Consolidated Statement of Cash Flows, page 62

13. Please revise to reconcile the amounts included in the roll forward of loans available for sale on page 38 to the amounts presented in the statement of cash flows for 2006, 2005 and 2004.

14. Please revise the footnotes to the financial statements to disclose where in the statement of cash flows you report the cash flows of loans transferred from held to investment to available for sale and the cash flows from loans available for sale transferred to held for investment subsequent to the transfers.

Note 2 – Summary of Significant Accounting Policies

Loans, page 65

15. We note your disclosure on page 32 that in accordance with SFAS 91, certain loan origination fees are capitalized and added as an adjustment to the basis of the individual loans originated. Please revise to disclose the types of loan origination fees that you do not defer and the authoritative guidance on which you rely in determining the appropriateness of your policy.

Loan Sales and Securitizations, page 65

16. Please revise throughout your document to provide disclosures and discussions of your whole loan sales and of your securitizations on a disaggregated basis. The accounting for each is distinct and, absent such disaggregated information, it is not possible to discern the effects of each type of transaction on your operations, financial position and cash flows.

17. Please revise the Business section to provide a detailed discussion of your securitization activities, to include your continuing interests and the over collateralization requirements. Provide the reader an understanding of what over collateralization requirements are and how they are reflected in your financial statements.

Note 9 – Securitization Activity, page 75

18. Please revise here and elsewhere, as appropriate, to disclose the expected weighted-average life of the prepayable assets that you continue to hold and of the mortgage servicing assets. Refer to paragraph 17h(3) of SFAS 140.

Note 13 – Mortgage Servicing Rights, page 79

19. Please revise to disclose the amount of contractually specified servicing fees, late fees, and ancillary fees earned for all periods presented, including a description of where each amount is reported in the statement of income. Refer to paragraph 17e(3) of SFAS 140.

20. Please revise to disclose the information required by paragraph 17i(4) of SFAS 140.

21. We note that you present capitalized mortgage servicing rights as a use of cash in the investing section of the cash flow statements within the decrease in mortgage servicing rights line item. Because mortgage servicing rights do not exist until they are separated from the associated loans when the loans are sold, these amounts represent a non-cash transaction. Specifically, upon sale of the loans, the amounts related to the mortgage servicing rights are reclassified on the balance sheet from loans held for sale to mortgage servicing rights, which is a non-cash transaction. Please revise accordingly and consider the requirements of SFAS 154.

Note 23 – Accumulated Other Comprehensive Income, page 87

22. Please revise to separately present the net gain or loss from your cash flow hedges reclassified into earnings. Refer to paragraph 47 of SFAS 133.

Note 26 – Derivative Financial Instruments, page 90

23. Please revise to disclose the following information related to your derivatives designated as cash flow hedges. Refer to paragraph 45b of SFAS 133.

   a. The net gain or loss recognized in earnings during the periods presented representing the component of the derivative instruments' gain or loss, if any, excluded from the assessment of hedge effectiveness, and a description of where the net gain or loss is reported in the statement of income.

   b. A description of the transactions or other events that will result in the reclassification into earnings of gains and losses that are reported in accumulated other comprehensive income, and the estimated net amount of the existing gains or losses at the reporting date that is expected to be reclassified into earnings within the next 12 months.

24. We note you have not recognized gains or losses due to ineffectiveness in earnings due to immateriality.

   a. Please provide us your formal documentation and separately provide any supplemental information as considered needed that describes how each hedging instrument's effectiveness in hedging the exposure to the hedged transaction's variability in cash flows attributable to the hedged risk is assessed. Refer to paragraph 28a of SFAS 133.

   b. Please tell us the basis for your conclusion that each hedging relationship was expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk at inception of the hedge and on an ongoing basis during the term of the hedge. Refer to paragraph 28b of SFAS 133.

   c. Please tell us the basis for your conclusion that the amounts of ineffectiveness were immaterial for the periods presented.

   d. Please tell us if the amounts of ineffectiveness were included in the summary of uncorrected misstatements included in or attached to the management representation letter and discussed with the audit committee. Refer to AU Section 380.10.

25. To help us gain a better understanding of your hedge accounting process, please provide us with the following additional information:

   a. Describe the process by which derivative instruments are obtained by your lines of business for hedge accounting purposes. For example, tell us which group or groups (i.e. Treasury, Trading Desk, etc.) are responsible for obtaining these derivative instruments, and describe the process by which they are obtained.

b. Tell us if the responsible groups obtain the derivative instruments from internal or external sources or both.

c. In connection with the above, tell us how the lines of business determine whether the conditions for hedge accounting are achieved.

Note 30 – Stock-Based Compensation

Stock Option Plan, page 96

26. Please revise to disclose your policy for issuing shares upon share option exercise, including the source of those shares. Refer to paragraph A240k of SFAS 123(R).

Cash-Settled Stock Appreciation Rights, page 98

27. Please revise to disclose the following related to your cash-settled stock appreciation rights:

a. Vesting terms and the total number of shares authorized to be awarded. Refer to paragraph A240a of SFAS 123(R)

b. The weighted-average grant-date fair value of rights granted during the year. Refer to paragraph A240c of SFAS 123(R)

c. The total compensation cost recognized in income as well as the total recognized tax benefit. Refer to paragraph A240g of SFAS 123(R).

d. As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. Refer to paragraph A240h of SFAS 123(R).

Restricted Stock Units, page 99

28. Please revise to disclose a more detailed description of your restricted stock unit plan specifically disclosing the vesting terms and the total number of restricted stock units authorized to be awarded. Refer to paragraph A240a of SFAS 123(R).

Form 10-Q for the Quarterly Period Ended March 31, 2007

29. Please revise based on the comments issued above.

Note 4 – Investment Securities, page 9

30. We note you transferred $321 million in securities from held to maturity to available for sale. Please revise to disclose the amount of the unrealized gain or loss on these securities on the date of the transfer and how you accounted for the amount. Refer to paragraph 15c of SFAS 115.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us draft copies of your proposed revisions prior to filing your amendment. Also consider the need to file an Item 4.02 8-K. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.


Sincerely,

Paul Cline
Senior Accountant
